Exhibit 12.1

MAGUIRE PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net loss of unconsolidated joint venture and minority interests	$(176,963)	$(139,600)	$(15,244)	$(24,617)	$37,449
Plus fixed charges:
Interest expense (including amortization of loan fees)	258,134	219,853	121,927	149,787	64,235
Capitalized interest and loan fees	20,550	59,551	22,187	15,809	2,647
Estimate of interest within rental expense	1,606	1,381	418	638	886

Fixed charges	280,290	280,785	144,532	166,234	67,768

Plus:
Amortization of capitalized interest	17	—	—	—	—
Amortization of loan fees	10,667	17,749	11,134	7,349	6,617
Gain on sale of real estate	—	—	108,469	—	—
Distributions from unconsolidated joint venture	4,600	3,570	5,422	—	—
Less:
Capitalized interest and loan fees	(20,550)	(59,551)	(22,187)	(15,809)	(2,647)

Earnings	$98,061	$102,953	$232,126	$133,157	$109,187

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$280,290	$280,785	$144,532	$166,234	$67,768
Preferred dividends	19,064	19,064	19,064	19,064	17,899

Combined fixed charges and preferred dividends	$299,354	$299,849	$163,596	$185,298	$85,667

Ratio of earnings to combined fixed charges and preferred dividends	0.33	0.34	1.42	0.72	1.27

Deficiency	$201,293	$196,896		$52,141